	ATTORNEYS AT LAW	Broomfield, CO 720 566-4000
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August 9, 2006

VIA EDGAR	DAVID G. PEINSIPP (415) 693-2177 dpeinsipp@cooley.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Amy C. Bruckner

Re:	Gilead Sciences, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the fiscal quarter ended March 31, 2006

SEC File No. 000-19731

Dear Ms. Bruckner:

On behalf of Gilead Sciences, Inc. (the “Company”), we hereby confirm that the Company has received a letter from the Securities and Exchange Commission dated August 4, 2006 (the “Comment Letter”). The Company is currently reviewing the Comment Letter and has respectfully requested an extension of time in which to respond to the comments set forth in the Comment Letter. The Company believes it should be in a position to submit a response to the Comment Letter on or about August 31, 2006.

Thank you for your cooperation. Please contact either the undersigned at (415) 693-2177 or Kenn Guernsey at (415) 693-2091 should you have any questions regarding this request.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp

cc:	Marrisa Song, Esq., Gilead Sciences, Inc.

Kenn Guernsey, Esq.

Jodie M. Bourdet, Esq.